UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934 (AMENDMENT NO.  1)

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TLC VISION CORPORATION
(Name of Registrant as Specified in Its Charter)

STEPHEN N. JOFFE MICHAEL R. HENDERSON CATHY WILLIS
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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PRELIMINARY COPY—SUBJECT TO COMPLETION

April __, 2008

Dear Fellow Shareholder:

Dr. Stephen N. Joffe (“Dr. Joffe”) and the other participants in this solicitation, namely Michael R. Henderson and Cathy Willis, (collectively, the “Joffe Group”) are the beneficial owners of an aggregate of 2,502,504 common shares of TLC Vision Corporation (the “Company”), representing approximately 5.0% of the outstanding common shares of the Company.  For the reasons set forth in the attached Proxy Statement, the Joffe Group is seeking your support at the annual meeting of shareholders scheduled to be held at 10:00 a.m. Eastern Time, on June 10, 2008, at The Richard Ivey School of Business, 130 King Street West, Toronto, Ontario, for the following purposes:

1.	To elect Dr. Joffe’s slate of three nominees to the Board of Directors of the Company.

2.	To oppose the ratification of the Company’s Shareholder Rights Plan.

3.	To appoint Ernst & Young LLP as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

The text of the resolution which, if approved, would give effect to Item 2 is contained in Appendix B to the Company’s information circular.

The Joffe Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about May __, 2008.

Our nominees will work actively to improve the Company’s performance and stock price.  In addition, the Joffe Group intends that this election contest should send a strong message to the remaining incumbent directors that shareholders are not satisfied with the Company’s recent performance or the decisions made by the Board of Directors.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support.

Stephen N. Joffe
Michael R. Henderson
Cathy Willis

IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR WHITE PROXY CARD,
OR NEED ADDITIONAL COPIES OF OUR PROXY
MATERIALS, PLEASE CALL

INNISFREE M&A INCORPORATED AT THE PHONE NUMBER LISTED BELOW

INNISFREE M&A INCORPORATED
501 MADISON AVENUE, 20TH FLOOR
NEW YORK, NY 10022
SHAREHOLDERS CALL TOLL-FREE AT: (888) 750-5834
BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

2008 ANNUAL MEETING OF SHAREHOLDERS

OF

TLC VISION CORPORATION

_______________________
b

PROXY STATEMENT

OF

THE JOFFE GROUP

_______________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Stephen N. Joffe (“Dr. Joffe”) beneficially owns 5.0% of the outstanding common shares of TLC Vision Corporation, a New Brunswick, Canada corporation (“TLC Vision” or the “Company”).  Dr. Joffe, together with Michael R. Henderson and Cathy Willis, are participants in this solicitation and are collectively referred to in this Proxy Statement as the “Joffe Group.”  The Joffe Group is seeking your support at the annual meeting of shareholders scheduled to be held at 9:00 a.m. Eastern Time, on June 10, 2008, at The Richard Ivey School of Business, 130 King Street West, Toronto, Ontario, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the election of Dr. Joffe, Michael R. Henderson and Cathy Willis (the “Joffe Nominees”), to serve as Directors of the Company to hold office until the 2009 annual meeting of shareholders and until the election and qualification of their respective successors.

As of the close of business on [April 29], 2008, Dr. Joffe beneficially owned 2,502,504 common shares, which currently represent approximately 5.0% of the issued and outstanding common shares, all of which are entitled to be voted at the Annual Meeting.  The approximate date of mailing of this Proxy Statement is May __, 2008.

TLC Vision has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as April 29, 2008 (the “Record Date”).  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [                    ] common shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their common shares FOR the election of the Joffe Nominees.

The Company’s international office is located at 5280 Solar Drive, Mississauga, Ontario, L4W 5M8 and the Company’s U.S. headquarters are located at 16305 Swingley Ridge Rd., Ste. 300, Chesterfield, MO, 63017.  The Company’s registered office is located at 44 Chipman Hill, Suite 1000, P.O. Box 7289, Station “A”, Saint John, New Brunswick, E2L 4S6.

THIS SOLICITATION IS BEING MADE BY THE JOFFE GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  EXCEPT AS SET FORTH IN THIS PROXY STATEMENT, THE JOFFE GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE JOFFE GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE JOFFE GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TLC VISION MANAGEMENT TO TLC VISION, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE JOFFE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING AS SET FORTH UNDER “GENERAL PROXY INFORMATION – REVOCATION OF PROXIES.”

IMPORTANT

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE JOFFE GROUP URGES YOU TO SIGN, DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF THE JOFFE NOMINEES AND AGAINST RATIFICATION OF THE COMPANY’S SHAREHOLDER RIGHTS PLAN.

TLC Vision is a corporation organized under the laws of New Brunswick, Canada, and New Brunswick law provides that shareholders have cumulative voting rights with respect to the election of directors.

Cumulative voting rights entitle you to give a nominee as many votes as is equal to the number of common shares you own multiplied by the number of directors to be elected, and you may distribute your votes among the nominees as you see fit.  Discretionary authority to vote the cumulative votes attached to your shares is solicited for the holders of the proxies.  Discretionary authority to vote your cumulative votes is solicited because under New Brunswick law each shareholder is entitled to distribute the cumulative votes attached to their shares among the nominees as the shareholder sees fit.  Pursuant to the discretion granted to the holders of the proxies, we intend to distribute the cumulative votes for all or a portion of the Joffe Nominees in order to insure that the maximum number of Joffe Nominees are elected to the Board.

•
If your common shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Joffe Group, c/o Innisfree M&A Incorporated in the enclosed envelope today.

•
If your common shares are held in a brokerage account or bank, you are the beneficial owner of the common shares, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your common shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Joffe Group.  Remember, you can vote for our three nominees only on our WHITE proxy card.  So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your common shares, please call:

INNISFREE M&A INCORPORATED
501 MADISON AVENUE, 20TH FLOOR
NEW YORK, NY 10022
SHAREHOLDERS CALL TOLL-FREE AT: (888) 750-5834
BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

BACKGROUND TO AND REASONS FOR THE SOLICITATION

•
Stephen N. Joffe is the founder of  the corporate predecessor, Laser Centers of America, Inc. of LCA-Vision Inc. (“LCA Vision”), a leading provider of fixed-site laser vision correction services.  Dr. Joffe served as LCA Vision’s predecessor’s Chairman of the Board and Chief Executive Officer from its founding in 1985 until its merger into LCA Vision in 1995.  After the merger, Dr. Joffe served in a number of capacities of LCA Vision including Chief Executive Officer, President and Chairman of the Board and held the positions of Chief Executive Officer and Chairman of the Board of LCA Vision from 1998 through February 2006.

•
In early February, 2006, Dr. Joffe voluntarily submitted his resignation as Chief Executive Officer and Chairman of the Board of LCA Vision.  However, at the request of the Board, Dr. Joffe agreed to revise his resignation and continue on as Chairman of the Board for a short period to assist with the management transition. On February 3, 2006, LCA Vision publicly announced Dr. Joffe’s decision to step down as Chief Executive Officer, and on March 17, 2006, disclosed his resignation as Chairman of the Board of LCA Vision.

•
On February 26, 2006, Dr. Joffe, together with The Joffe Foundation, filed a Schedule 13D with the Securities and Exchange Commission reporting ownership for investment of approximately 7.7% of the then-outstanding common shares of TLC Vision.

•
In early 2007, Dr. Joffe engaged in discussions with the Company regarding a potential going private transaction at a price of approximately $6.50 per share.  Dr. Joffe arranged for a financing commitment for the going private transaction.  The Company’s Board of Directors unilaterally terminated these discussions and ceased all discussions with Dr. Joffe on a potential going private transaction.

•
In May 2007, Dr. Joffe held a number of discussions with Warren Rustand, the Company’s Chairman of the Board, and other members of the Company’s Board of Directors.  In mid-May, 2007, Mr. Rustand offered Dr. Joffe the position of Chief Executive Officer of TLC Vision to replace James C. Wachtman, the Company’s Chief Executive Officer at that time and as of the date of this Proxy Statement, and to appoint him as a Director of the Company.  After a series of discussions and correspondence, the Company and Dr. Joffe were unable to agree on the terms of Dr. Joffe’s employment.

•
In an amendment to the Schedule 13D referenced above and filed on July 2, 2007, Dr. Joffe reported that he had sold 3,529,264 common shares in the Company’s Dutch auction tender offer for a price of $5.75 per common share.  At that time, Dr. Joffe’s beneficial ownership of common shares fell below 5%, and The Joffe Foundation no longer owned any common shares.  As a result, the Schedule 13D amendment was an exit filing, and no further amendments to Dr. Joffe’s Schedule 13D were required to be filed.

•
Beginning in September, 2007, Dr. Joffe began purchasing common shares on the open market.  Purchases and sales of common shares by Dr. Joffe in the two years preceding the Record Date are set forth in Schedule I to this Proxy Statement.  In addition, as Dr. Joffe was purchasing common shares, he made multiple attempts to engage management of the Board of Directors of the Company in a constructive dialogue regarding the operations and financial status of the Company, but management failed to address Dr. Joffe’s concerns in a manner that Dr. Joffe deemed satisfactory.

•
Beginning in November, 2007, Dr. Joffe attempted to engage the Company in meaningful discussions designed to cooperate with the Company and assist TLC Vision regarding the Company’s debt and declining stock price, which, over the six month period from May 1, 2007 to October 31, 2007, had fallen nearly 50% from a closing price of $5.89 to a closing price of $2.99 on the Nasdaq Global Select Market.  Among other items discussed, Dr. Joffe offered to infuse capital into the Company through a purchase of Company equity.  Mr. Rustand informed Dr. Joffe that he would need to discuss such an offer with the Company’s Board at the December, 2007 Board of Directors meeting, but Mr. Rustand never responded to Dr. Joffe’s offer.

•
On February 14, 2008, Dr. Joffe delivered a letter to Mr. Rustand setting forth Dr. Joffe’s dissatisfaction with the Company’s profitability and share price performance and requesting a meeting with the full Board of Directors of the Company to discuss the possibility of having Dr. Joffe join the Company in the capacity of executive chairman.  The letter requested a response from the Company by the close of business on February 18, 2008.  Dr. Joffe did not receive any response from the Company except for an e-mail requesting an extension of the response deadline in light of the fact that the Company could not arrange a meeting of the Board in a timely fashion. Dr. Joffe determined not respond to the request for additional time because of his past experiences with respect to other inquiries by the Company.

•
In a letter dated February 21, 2008, the Company responded to the concerns raised in Dr. Joffe’s letter dated February 14, 2008.  Also, on February 21, 2008, Dr. Joffe filed a new Schedule 13D reporting that he beneficially owned over 5.0% of the outstanding common shares.

•
On February 27, 2008, Dr. Joffe sent a letter to the Company critical of the Company’s Board of Directors in its management of the Company.  In an amended Schedule 13D filed with the Commission on the same day, Dr. Joffe reaffirmed that he intended to take actions to protect his investment, including seeking representation on the Board.

•
Through an amendment to Dr. Joffe’s Schedule 13D filed on February 29, 2008, Dr. Joffe disclosed that he intended to consider making nominations to the Company’s Board of Directors and expressed his intention to discuss potential nominations with other holders of common shares.

•
On March 6, 2008, Dr. Joffe sent a letter to the Company along with a formal nomination to the Board of Directors of the Joffe Nominees.  Dr. Joffe also requested that one of the directors be immediately named to the Board to fill the Company’s vacant board seat.  Dr. Joffe amended his Schedule 13D on the same date to report that he had nominated the Joffe Nominees to the Board of Directors of the Company.

•
On March 10, 2008, the Company issued a press release and a letter written to Dr. Joffe in which the Company agreed to include the Joffe Nominees in the Company’s proxy statement and stated that the Company would not immediately appoint one of the Joffe Nominees to the Company’s Board of Directors.

The Joffe Group believes that the election of the Joffe Nominees represents the best means for TLC Vision’s shareholders to maximize the value of their common shares.  The Joffe Group further believes that the Joffe Nominees, if elected to the Board, will bring to TLC Vision significant operational and corporate governance experience and will be in a position to have a positive impact on TLC Vision, bringing to Board deliberations a new voice and perspective of directors who are focused on maximizing shareholder value.

The Joffe Group owns a total of 2,502,504 common shares, representing approximately 5.0% of the issued and outstanding common shares of the Company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Joffe Group is seeking your support at the Annual Meeting to elect the Joffe Nominees to the Board of Directors.  The Company is seeking to elect a Board of seven directors.  We are seeking your support at the Annual Meeting to elect the Joffe Nominees in opposition to three of the Company’s nominees.  Your vote to elect the Joffe Nominees will have the legal effect of replacing three of the Company’s nominees.  If elected, the Joffe Nominees will represent a minority of the members of the Board.  Each Joffe Nominee elected at the Annual Meeting would hold office until the next annual meeting of the Company’s shareholders or until his or her successor is elected or appointed.

The Joffe Nominees

The Joffe Group has nominated three highly qualified nominees, each of whom, if elected, intends to exercise his or her independent judgment in accordance with their fiduciary duties as a director.  Each of the Joffe Nominees has consented to being named in this Proxy Statement and has agreed to serve as a director of the Company if elected at the Annual Meeting.  Each of the Joffe Nominees is independent of the Company in accordance with Canadian securities laws and Nasdaq Global Select Market rules on board independence.

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Joffe Nominees.  This information has been furnished to the Joffe Group by the

Joffe Nominees.  The Joffe Nominees will be nominated by Dr. Joffe in accordance with The Business Corporations Act (New Brunswick, Canada).

Stephen N. Joffe, MD, FACS, FCS (SA), FRCS, age 65, is past Chairman of the Board and Chief Executive Officer of LCA Vision.  Since leaving his positions with LCA Vision, Dr. Joffe has been a private businessman and investor operating his business interests.  He was the founder of the LCA Vision’s corporate predecessor, Laser Centers of America, Inc. and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA Vision in 1995.  After the merger, Dr. Joffe served in a number of capacities of LCA Vision including Chief Executive Officer, President and Chairman of the Board and held the positions of Chief Executive Officer and Chairman of the Board of LCA Vision from 1998 through February 2006.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Joffe Foundation, a non-profit charity and Co-Chairman of Joffe MediCenter, LLC, a healthcare services company. In addition, Dr. Joffe is an Esteemed Quondam Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons of Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery. The principal business address for Dr. Joffe is 8750 Red Fox Lane, Cincinnati, Ohio, 45243.

Michael R. Henderson, age 45, has served as Chairman and Chief Executive Officer of Vancouver, British Columbia-based Moon World Resorts Inc. (MWR), a resort and real estate design company, and its predecessor entity since 2000.  MWR is responsible for the concept design of what MWR expects to become the world’s largest, most exclusive, mega entertainment complexes currently slated for development in the Middle East’s Gulf region.  Prior to co-founding MWR, Mr. Henderson served as President and Chief Executive Officer of Lasik Vision Corporation (LSK:TSXV).  Mr. Henderson began his career in the Lasik field as Vice President of Broadway Eye Surgery Center (BESC), an independent privately owned center which was one of the first companies to perform the Lasik procedure.  BESC evolved into Lasik Vision Corporation which was one of the first companies to adopt the “direct to consumer” marketing method for laser correction which was later adopted by other companies throughout the world.  While at Lasik Vision Corporation, Under Mr. Henderson’s leadership from 1997 to 2000, 31 clinics were opened and 28 began development.  During May 2000, Mr. Henderson lost a proxy battle at Lasik Vision Corporation started by the company’s co-founder.  Mr. Henderson left Lasik Vision Corporation, and the co-founder became Chairman of the Board, Chief Executive Officer and President.  Within 10 months after the new board of directors and management group took their positions with Lasik Vision Corporation, the company ceased being publicly traded.  Prior to co-founding Lasik Vision Corporation, Mr. Henderson held many positions, including Divisional President for Western Canada, with Rentokil Initial Plc (RTO: LSE), one of the world’s largest service companies.  The principal business address for Mr. Henderson is MWR, World Trade Center, 404-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E2.

Cathy Willis, age 52, has over 30 years of marketing and marketing research experience, both on the corporate side as a Brand Manager and Marketing Director and as co-founder, in 1998, of Felton Willis, LLC, a qualitative research and strategy development company.  Prior to founding Felton Willis, LLC, Ms. Willis was a Marketing Director in Pharmaceuticals at Procter & Gamble, with direct responsibility for women’s health, GI and anti-infective products.  She also had extensive marketing experience at P&G developing targeted marketing programs for a range of consumer products such as diapers, feminine care, skin care, oral care and food/nutritional products.  Felton Willis, LLC offers full-service qualitative research to a range of blue-chip clients, including “Fortune 500” consumer product and pharmaceutical companies.  Her focus is primarily on all aspects of health care, both understanding the healthcare consumer and the key medical decision-makers -- MDs, nurses, and managed care professionals.  She is a graduate of Miami University with a degree in English/Journalism.  The principal business address for Ms. Willis is Fenton-Willis, LLC, 7741 Kennedy Lane, Cincinnati, Ohio, 45242.

If elected, the Joffe Nominees plan to actively work with Company management and with other members of the Board to improve the Company’s financial condition and stock price.  No assurances can be given that either the Company’s financial condition or stock price will improve if any or all of the Joffe Nominees are elected.  None of the Joffe Nominees have any agreements or understanding with each other as to any particular course of action which the Board may undertake in the future.

The Business Corporations Act (New Brunswick, Canada) provides that each shareholder of the Company entitled to vote at an election of directors has cumulative voting rights.  Such rights entitle a shareholder to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected.  The shareholder may cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner.

The Board has nominated seven candidates for election as directors at the Annual Meeting.  As a result, those seven nominees who receive the most votes cast in their favor will be elected as directors.

You are being asked to elect the Joffe Nominees as three members of the seven member Board of Directors of the Company.  The enclosed WHITE proxy card may only be voted for the Joffe Nominees and does not confer voting power with respect to the Company’s nominees.  In addition, we are asking you to give us the authority to cast your cumulative votes to elect the Joffe Nominees.  You can only vote for TLC Vision’s nominees by signing and returning a proxy card provided by TLC Vision or by attending the Annual Meeting and voting in person.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their common shares in favor of the Joffe Nominees.  There is no assurance of which of the Company’s nominees will serve as directors if any of the Joffe Nominees are elected.

The Joffe Group does not expect that the Joffe Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the common shares represented by the enclosed WHITE proxy card will be voted for substitute nominees.  In addition, Dr. Joffe reserves the right to nominate substitute persons if TLC Vision makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Joffe Nominees.  In any such case, common shares represented by the enclosed WHITE proxy card will be voted for such substitute nominees.  Dr. Joffe reserves the right to nominate additional persons if TLC Vision increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Dr. Joffe that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

If all of the Joffe Nominees are elected to the Board of Directors, the Joffe Nominees will constitute less than a majority of the Board of Directors.  As a result of holding a minority position on the Board, the ability of the Joffe Nominees to implement management, operational, financial or other changes involving the Company will be limited.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE JOFFE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY THE COMPANY’S SHAREHOLDER RIGHTS PLAN

A shareholder rights plan, like the one that TLC Vision seeks to ratify at its Annual Meeting, is a weapon used by corporate boards to block a hostile takeover attempt by flooding the market with new shares in order to prevent a bidder from acquiring a majority of the stock.  The Joffe Group believes that shareholder rights plans deny shareholders the ability to make their own decisions regarding whether or not to accept a premium acquisition offer for their stock and, under certain circumstances, could reduce shareholder value by discouraging potential acquirors from investigating a strategic transaction with the Company.  The Joffe Group supports shareholder choice and credits shareholders with the ability to make decisions regarding their shares without interference from company management.

YOU ARE URGED TO VOTE AGAINST THE RATIFICATION OF THE COMPANY’S SHAREHOLDER RIGHTS PLAN ON THE ENCLOSED WHITE PROXY CARD.

PROPOSAL 3

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected Ernst & Young LLP as its independent registered public accountant to examine the books, records and accounts of the Company for the fiscal year ending December 31, 2008.  The Audit Committee and the Board each recommends that shareholders ratify such selection.

The Joffe Group does not object to the appointment of Ernst & Young LLP as independent registered public account to examine the books, records and accounts of the Company for the fiscal year ending December 31, 2008, and Dr. Joffe intends to vote his common shares in favor of the appointment of Ernst & Young LLP.

OTHER MATTERS

The Joffe Group is not aware of any other proposals to be brought before the Annual Meeting.  However, the Joffe Group intends to bring before the Annual Meeting such business as may be appropriate, including without limitation nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this Proxy Statement.  Should other matters, which the Joffe Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

GENERAL PROXY INFORMATION

Non-Registered Shareholders

Only the Company’s registered shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting.  However, in many cases, the common shares beneficially owned by a holder (“Non-Registered Holder”) are registered either:

•
in the name of an intermediary that the Non-Registered Holder deals with in respect of the common shares.  Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository (such as The Canadian Depository for Securities Limited or The Depository Trust Company) of which the intermediary is a participant.

We have distributed copies of this Proxy Statement to the depositories and intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Proxy Statement to Non-Registered Holders unless, in the case of Non-Registered Holders, a Non-Registered Holder has waived the right to receive them.  Typically, intermediaries will use a service company (such as ADP Investor Communication (“ADP IC”)) to forward the Proxy Statement to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy.  The purpose of these forms is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form.  If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.  Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the Internet at www. proxyvotecanada.com  If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forward to the Non-Registered Holder.

or

B.           Form of Proxy. Less frequently, a Non-Registered Holder will receive, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Company.  If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke the proxy by:

A.
completing and signing a proxy bearing a later date and depositing it with the Company as described in the Company’s proxy statement or, if you have already voted for the incumbent management slate, you may change your vote by signing, dating and returning a later dated WHITE proxy card; or

B.
depositing an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting on the day of the meeting or any adjournment of the meeting; or

C.	in any manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Voting of Proxies

Common shares represented by a valid, unrevoked WHITE proxy card will be voted in accordance with the recommendations made in this Proxy Statement unless you otherwise indicate on the proxy card.  The Joffe Group will use the authority granted by the enclosed WHITE proxy card to cumulate votes at its discretion for all or a portion of the Joffe Nominees, in order to assure that the maximum number of Joffe Nominees are elected to the TLC Vision Board, AGAINST the ratification of the Shareholder Rights Plan and FOR the continued appointment of Ernst & Young LLP as auditors of TLC Vision Corporation and authorizing the directors to fix the remuneration of the auditors.  Should other matters, which the Joffe Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

In accordance with New Brunswick law, to which the Company is subject, you are entitled to give a nominee as many votes as is equal to the number of common shares you own multiplied by the number of directors to be elected or you may distribute your votes among the nominees as you see fit.  For example, if you own 100 common shares as of the Record Date, and if seven directors are to be elected at the Annual Meeting, you have 700 votes that you can allocate among the nominees in any manner you choose.  If seven directors are to be elected at the Annual Meeting, the seven nominees receiving the highest number of affirmative votes at the Annual Meeting will be elected to the TLC Vision Board.

The scrutineers appointed for the meeting will tabulate votes cast by proxy or in person at the meeting. The scrutineers at the meeting will include common shares that are present and entitled to vote but that abstain or are withheld from voting on a particular matter for purposes of determining the presence of a quorum but not for purposes of determining whether the required vote has been received for a particular matter.

Voting Common Shares and Record Date

On April 29, 2008, the Company had outstanding [                                       ] common shares.  Each holder of common shares of record at the close of business on April 29, 2008, the record date established by the Board, will, except as otherwise described, be entitled to one vote for each common share held on all matters proposed to come before the meeting or any adjournment thereof, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares established ownership of them and demands to be included in the list of shareholders entitled to vote at the meeting, in which case the transferee will be entitled to vote such shares.

A quorum for the shareholder meeting will consist of at least two persons present in person and each entitled to vote at the meeting and holding at least 33-1/3% of the Company’s outstanding common shares.

Votes Required

Election of Directors

Each shareholder entitled to vote at an election of directors has cumulative voting rights.  Such rights entitle a shareholder to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected.  Seven directors are to be elected at the meeting.  The shareholder may cast all such votes in favor of a candidate for director or distribute them among the candidates in any manner.  The seven nominees who receive the greatest number of votes cast in person or by proxy for the election of directors will be elected as directors.

Ratification of Shareholder Rights Plan

The affirmative vote of the majority of the votes cast at the meeting by “independent shareholders” in person or by proxy is required to approve the ratification of the Company’s Shareholder Rights Plan.  Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will not have an effect on the result of the vote.  “Independent shareholders” is defined under “Business to be Conducted at the Meeting — Ratification of Shareholder Rights Plan” in the Company’s Management Information Circular.

Appointment of Auditors

The affirmative vote of the majority of the votes cast at the meeting in person or by proxy is required to appoint Ernst & Young LLP as the Company’s auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.  Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will not have an effect on the result of the vote.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE JOFFE NOMINEES TO THE BOARD AND AGAINST RATIFICATION OF THE COMPANY’S SHAREHOLDER RIGHTS PLAN, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Joffe Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Dr. Joffe has entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Dr. Joffe has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the common shares they hold of record.  Dr. Joffe will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree M&A Incorporated will employ approximately [  ] persons to solicit TLC Vision’s shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Dr. Joffe.  Costs of this solicitation of proxies are currently estimated to be approximately $400,000.  Dr. Joffe estimates that through the date of this Proxy Statement his expenses in connection with this solicitation are approximately $[_______].

ADDITIONAL PARTICIPANT INFORMATION

The Joffe Nominees, the other members of the Joffe Group and the Joffe Nominees are participants in this solicitation.

As of the date of this Proxy Statement, Dr. Joffe owns 2,502,504 common shares, and no other member of the Joffe Group owns any common shares.  The Joffe Nominees (other than Dr. Joffe) disclaim beneficial ownership of the common shares owned by Dr. Joffe.

For information regarding purchases and sales of securities of TLC Vision during the two years preceding the Record Date by Dr. Joffe, see Schedule I.  No member of the Joffe Group, other than Dr. Joffe, beneficially owns securities of the Company or has purchased or sold securities of the Company during the past two years.

The Joffe Group intends to seek reimbursement from TLC Vision of all expenses it incurs in connection with the solicitation.  The Joffe Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

Except as set forth in this Proxy Statement (including the Schedules), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation owns any securities of TLC Vision which are owned of record but not beneficially; (iii) no part of the purchase price or market value of the securities of TLC Vision owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (iv) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of TLC Vision, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (v) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of TLC Vision; (vi) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of TLC Vision; (vii) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of TLC Vision’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which TLC Vision or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (viii) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by TLC Vision or its affiliates, or with respect to any future transactions to which TLC Vision or any of its affiliates will or may be a party; and (ix) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Joffe Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Joffe Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Joffe Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Any proposal of a shareholder intended to be presented for a vote by the Company’s shareholders at our annual meeting of shareholders for the fiscal year ended December 31, 2008 must be received by the Company’s executive office not later than March 12, 2009 to be considered for inclusion in the management information circular for that meeting.  Shareholder proposals received after such date may not be included in the management information circular for that meeting. Shareholder proposals not included in the management information circular may not be considered at the meeting.  Should other matters, which the Joffe Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies in the enclosed WHITE proxy card will vote on such matters in their discretion.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at TLC Vision’s 2008 annual meeting of shareholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the Joffe Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE JOFFE GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN TLC VISION’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON TLC VISION’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  PLEASE NOTE THAT BECAUSE THE JOFFE GROUP WAS NOT INVOLVED IN THE PREPARATION OF TLC VISION’S PROXY STATEMENT, THE JOFFE GROUP CANNOT REASONABLY CONFIRM THE ACCURACY OR COMPLETENESS OF CERTAIN INFORMATION CONTAINED THEREIN.

The information concerning TLC Vision contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Dr. Stephen N. Joffe
Michael R. Henderson
Cathy Willis

April __, 2008

SCHEDULE I

TRANSACTIONS IN SECURITIES OF TLC VISION

DURING THE PAST TWO YEARS

Date of Transaction	Purchase or Sale	Number of Common Shares	Price Per Common Share
June 26, 2007	Sale	3,529,264	5.75
September 11, 2007	Purchase	100,000	3.14
September 12, 2007	Purchase	100,000	3.19
September 14, 2007	Purchase	48,500	3.21
September 17, 2007	Purchase	40,078	3.21
September 18, 2007	Purchase	26,847	3.19
September 21, 2007	Purchase	5,000	3.19
September 21, 2007	Purchase	18,734	3.20
September 21, 2007	Purchase	100	3.18
September 24, 2007	Purchase	99,200	3.20
September 25, 2007	Purchase	85,430	3.20
September 26, 2007	Purchase	150,000	3.18
October 2, 2007	Purchase	200,000	3.11
October 3, 2007	Purchase	126,111	3.06
November 14, 2007	Purchase	29,746	2.497
January 22, 2008	Purchase	95,481	2.215
January 25, 2008	Purchase	15,588	2.250
January 28, 2008	Purchase	38,631	2.331

PRELIMINARY COPY—SUBJECT TO COMPLETION

TLC VISION CORPORATION
PROXY
Annual Meeting of Shareholders of TLC Vision Corporation
to be held on June 10, 2008

THIS PROXY IS SOLICITED ON BEHALF OF STEPHEN N. JOFFE,
MICHAEL R. HENDERSON AND CATHY WILLIS

The undersigned shareholder of TLC Vision Corporation (“TLC Vision”) hereby appoints Stephen N. Joffe, or, failing him, Michael R. Henderson, or, failing him, Cathy Willis or instead of any of the foregoing,                                                               , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned  at the annual meeting of shareholders of TLC Vision to be held on June 10, 2008 at __:00 a.m., Eastern Time, at _______________________________, and at all adjournments thereof,  upon the following matters:

1.	TO VOTE FOR all nominees (except as marked to the contrary) ☐ WITHHOLD VOTE FOR all nominees ☐ or, if no specification is made, vote FOR the election of the following nominees for the ensuing year:

Stephen N. Joffe
Michael R. Henderson
Cathy Willis
    Provided that the undersigned wishes to withhold vote for the following nominees:
    ___________________________________________________________________________________________________

The vote for the nominees listed above includes the discretionary authority to distribute the cumulative votes except with respect to nominees for whom the undersigned has withheld the undersigned’s vote as set forth above.

2.           TO VOTE FOR                                           ☐                      AGAINST                                ☐                      WITHHOLD☐

or if no specification is made, vote AGAINST the ratification of the Company’s Shareholder Rights Plan; and

3.           TO VOTE FOR                                           ☐                      AGAINST                                ☐                      WITHHOLD☐

or if no specification is made, vote FOR the continued appointment of Ernst & Young LLP as auditors of TLC Vision and authorizing the directors to fix the remuneration of the auditors;

4.	In the discretion of the proxy holder, such other business as may properly come before the meeting.

The shares represented by this proxy will be voted as directed. If no direction is indicated as to any item(s), they will be voted FOR such item(s).

EXECUTED on the ___ day of ____________, 2008

______________________________                        ________________________________
Number of Common Shares                                                                                                Signature of Shareholder

                                                ________________________________
                                                Name of Shareholder
                                                (Please print clearly)
*Please see other side for notes on how to use this proxy.

PRELIMINARY COPY—SUBJECT TO COMPLETION

NOTES:

1.           A shareholder has the right to appoint a person to represent the shareholder at the meeting other than the management representatives designated in this proxy.  Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

2.           To be valid, this proxy must be signed and deposited with the ___________________________ not later than the close of business on June __, 2008, or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

3.           If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

4.           Reference is made to the accompanying management information circular (which is also a proxy statement under U.S. law) for further information regarding completion and use of this proxy and other information pertaining to the meeting. Before completing this proxy, non-registered holders should carefully review the section in the accompanying management information circular entitled “Non-Registered Shareholders” and should carefully follow the instructions of the securities dealer or other intermediary who sent this proxy.

5.           If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

6.           If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share.